June 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Dan Morris

Re:	The ONE Group Hospitality, Inc.

Registration Statement on Form S-3

Filed on May 27, 2021

File No. 333-256527

Request for Acceleration

Dear Mr. Morris:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, The ONE Group Hospitality, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-256527), so that it may become effective at 9:30 am (Washington, D.C. time) on June 7, 2021 or as soon as practicable thereafter.

Please call Tyler Loy of the Registrant at (646) 624-2400 with any comments or questions regarding this matter.

Very truly yours,

The ONE Group Hospitality, Inc.

By:	/s/ Tyler Loy
Name:	Tyler Loy
Title:	Chief Financial Officer

1624 MARKET ST, SUITE 311 | DENVER, CO 80202 | 646.624.2400 | TOGRP.COM